UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

WESTLAKE CHEMICAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	76-0346924 (I.R.S. Employer Identification No.)

2801 Post Oak Boulevard, Suite 600
Houston, Texas	77056
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on which
Title of each class to be so registered	each class is to be registered

Common stock, par value $.01 per share	New York Stock Exchange

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [   ]

     Securities Act registration statement file number to which this form relates: 333-115790

Securities to be registered pursuant to Section 12(g) of the Act:

None
(title of class)

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE

Item 1. Description of Registrant’s Securities to be Registered.

     The class of securities to be registered hereby is the common stock, par value $.01 per share (“Common Stock”), of Westlake Chemical Corporation, a Delaware corporation (the “Company”). The authorized capital stock of the Company consists of 150 million shares of Common Stock and 50 million shares of preferred stock, par value $.01 per share, of the Company (“Preferred Stock”). The following summary is qualified by reference to the Company’s restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the Company’s Registration Statement on Form S-1, as amended (Reg. No. 333-115790).

Common Stock

     Each share of Common Stock entitles the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. There are no cumulative voting rights. Accordingly, holders of a majority of the total votes entitled to vote in an election of directors will be able to elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock will share equally on a per share basis any dividends when, as and if declared by the board of directors out of funds legally available for that purpose. If the Company is liquidated, dissolved or wound up, the holders of Common Stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of the Company’s liabilities and of the prior rights of any outstanding class of Preferred Stock. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

Preferred Stock

     The Company’s board of directors has the authority, without stockholder approval, to issue shares of Preferred Stock from time to time in one or more series, and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including the following:

•	dividend rates,

•	whether dividends will be cumulative or non-cumulative,

•	redemption rights,

•	liquidation rights,

•	sinking fund provisions,

•	conversion or exchange rights, and

•	voting rights.

     The issuance of Preferred Stock, while providing the Company with flexibility in connection with possible acquisitions and other transactions, could adversely affect the voting power of holders of the Common Stock. It could also affect the likelihood that holders of the Common Stock will receive dividend payments and payments upon liquidation.

     The issuance of shares of Preferred Stock, or the issuance of rights to purchase shares of Preferred Stock, could be used to discourage an attempt to obtain control of the Company. For example, if, in the exercise of its fiduciary obligations, the Company’s board of directors were to determine that a takeover proposal was not in the best interest of the stockholders of the Company, the board could authorize the issuance of a series of Preferred Stock containing class voting rights that would enable the holder or holders of this series to prevent a change of control transaction or make it more difficult. Alternatively, a change of control transaction deemed by the board to be in the best interest of the stockholders could be facilitated by issuing a series of Preferred Stock having sufficient voting rights to provide a required percentage vote of the stockholders.

Charter and Bylaw Provisions

     Election and Removal of Directors

     The Company’s board of directors will consist of between one and 11 directors, excluding any directors elected by holders of Preferred Stock pursuant to provisions applicable in the case of defaults. The exact number of directors will be fixed from time to time by resolution of the board. The Company’s directors will be divided into three classes serving staggered three-year terms, with only one class being elected each year by the Company’s stockholders. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, because it generally makes it more difficult for stockholders to replace a majority of the directors. In addition, no director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may only be filled by a majority of the remaining directors in office.

     Stockholder Meetings

     The Company’s restated certificate of incorporation and its bylaws provide that special meetings of the Company’s stockholders may be called only by the chairman of the Company’s board of directors or a majority of the directors. The Company’s restated certificate of incorporation and its bylaws specifically deny any power of any other person to call a special meeting.

     Stockholder Action by Written Consent

     The Company’s restated certificate of incorporation and its bylaws provide that holders of Common Stock will not be able to act by written consent without a meeting, unless such consent is unanimous.

     Amendment of Restated Certificate of Incorporation

     The provisions of the Company’s restated certificate of incorporation described above under “Election and Removal of Directors, “Stockholder Meetings” and “Stockholder Action by Written Consent” may be amended only by the affirmative vote of holders of at least 75% of the voting power of the Company’s outstanding shares of voting stock, voting together as a single class. The affirmative vote of holders of at least a majority of the voting power of the Company’s outstanding shares of stock is generally required to amend other provisions of its restated certificate of incorporation.

     Amendment of Bylaws

     The Company’s bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

•	the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose, provided that any alteration, amendment or repeal of, or adoption of any bylaw inconsistent with specified provisions of the bylaws, including those related to special and annual meetings of stockholders, action of stockholders by written consent, classification of the board of directors, nomination of directors, special meetings of directors, removal of directors, committees of the board of directors and indemnification of directors and officers, requires the affirmative vote of at least 75% of all directors in office at a meeting called for that purpose, or

•	the affirmative vote of holders of 75% of the voting power of the Company’s outstanding shares of voting stock, voting together as a single class.

     Other Limitations on Stockholder Actions

     The Company’s bylaws also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors,

•	propose that a director be removed,

•	propose any repeal or change in the Company’s bylaws, or

•	propose any other business to be brought before an annual or special meeting of stockholders.

     Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to the Company’s corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting,

•	the stockholder’s name and address,

•	the number of shares beneficially owned by the stockholder and evidence of such ownership, and

•	the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

     To be timely, a stockholder must generally deliver notice:

•	in connection with an annual meeting of stockholders, not less than 120 nor more than 180 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by the Company not later than the close of business on the later of (1) the 120th day prior to the annual meeting and (2) the 10th day following the day on which the Company first publicly announces the date of the annual meeting, or

•	in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 55 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by the Company not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

     In order to submit a nomination for the Company’s board of directors, a stockholder must also submit any information with respect to the nominee that the Company would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by the Company’s stockholders.

     Limitation on Liability of Directors

     The Company’s restated certificate of incorporation provides that no director will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to the Company or the Company’s stockholders,

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law,

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, and

•	any transaction from which the director derived an improper personal benefit.

     The Company’s bylaws provide that, to the fullest extent permitted by law, the Company will indemnify any officer or director of the Company against all damages, claims and liabilities arising out of the fact that the person is or was a director or officer of the Company, or served any other enterprise at the Company’s request as a director, officer, employee, agent or fiduciary. The Company will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when the Company receives an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by the Company. Amending this provision of the bylaws will not reduce the Company’s indemnification obligations relating to actions taken before an amendment.

     Anti-Takeover Effects of Some Provisions

     Some provisions of the Company’s restated certificate of incorporation and its bylaws could make the following more difficult:

•	acquisition of control of the Company by means of a proxy contest or otherwise, or

•	removal of the Company’s incumbent officers and directors.

     These provisions, as well as the Company’s ability to issue Preferred Stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Company’s board of directors. The Company believes that the benefits of increased protection give it the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Transactions and Corporate Opportunities

     The Company’s restated certificate of incorporation includes provisions that regulate and define the conduct of specified aspects of the business and affairs of the Company. These provisions serve to determine and delineate the respective rights and duties of the Company, TTWF LP, a Delaware limited partnership, and its direct and indirect equity owners and directors, officers, employees, partners or equity owners of such entities (the “Selling Stockholder Affiliates”), and some of the Company’s directors and officers in anticipation of the following:

•	the Selling Stockholder Affiliates serving as the Company’s directors and/or officers,

•	the Selling Stockholder Affiliates engaging in lines of business that are the same as, or similar to, the lines of business of the Company,

•	the Selling Stockholder Affiliates having an interest in the same areas of corporate opportunity as the Company has, and

•	the Company and the Selling Stockholder Affiliates engaging in material business transactions.

     The Company may enter into agreements with the Selling Stockholder Affiliates to engage in any transaction. The Company may also enter into agreements with the Selling Stockholder Affiliates to compete or not to compete with each other, including agreements to allocate, or to cause the Company’s directors, officers and employees and the Selling Stockholder Affiliates to allocate, opportunities between the Selling Stockholder Affiliates and the Company. The Company’s restated certificate of incorporation provides that no such agreement will be considered contrary to any fiduciary duty of the Selling Stockholder Affiliates, as the Company’s direct and indirect controlling stockholders, or the Company’s directors, officers or employees. Neither the Selling Stockholder Affiliates nor any of the Company’s directors, officers or employees who are also Selling Stockholder Affiliates are under any fiduciary duty to the Company to refrain from acting on the Company’s behalf or on behalf of the Selling Stockholder Affiliates in respect of any such agreement or transaction. These provisions are generally subject to the corporate opportunity obligations described below with which the Selling Stockholder Affiliates and the Company’s officers and directors who are also Selling Stockholder Affiliates must comply.

     Under the Company’s restated certificate of incorporation, the Selling Stockholder Affiliates have no duty to refrain from engaging in activities or lines of business similar to that of the Company or from doing business with any of the Company’s clients, customers or vendors and, except as discussed in the above paragraph, the Selling Stockholder Affiliates will not be liable to the Company or its stockholders for breach of any fiduciary duty as a stockholder by reason of any of these activities. In addition, if the Selling Stockholder Affiliates or a director or officer of the Company who is also a Selling Stockholder Affiliate acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both the Company and the Selling Stockholder Affiliates, then neither the Selling Stockholder Affiliates nor any such person will have a duty to communicate or offer this corporate opportunity to the Company and will not be liable to the Company or its stockholders for breach of any fiduciary duty by reason of the fact that the Selling Stockholder Affiliates pursue or acquire the corporate opportunity for themselves, direct the corporate opportunity to another person or do not communicate information regarding the corporate opportunity to the Company, so long as the Selling Stockholder Affiliates act in a manner consistent with the following policy: A corporate opportunity offered to the Selling Stockholder Affiliates or to any person who is an officer or director of the Company and who is also a Selling Stockholder Affiliate will belong to the Selling Stockholder Affiliates, unless the opportunity was expressly offered in writing to the Selling Stockholder Affiliates solely in their capacity as direct and indirect stockholders of the Company or to that person solely in his or her capacity as a director or officer of the Company.

     By becoming a stockholder in the Company, a stockholder will be deemed to have notice of and consented to these provisions of the Company’s restated certificate of incorporation. The Company’s restated certificate of incorporation provides that in no event shall any amendment of these provisions subject any Selling Stockholder Affiliate to liability for any act or omission occurring prior to such amendment for which such person would be deemed not to be liable under these provisions prior to such amendment.

Delaware Business Combination Statute

     The Company has expressly elected not to be subject to Section 203 of the General Corporation Law of the State of Delaware, which is described below. However, the Company’s stockholders can amend the Company’s restated certificate of incorporation and bylaws to elect to be subject to Section 203. Section 203 provides that, subject to specified exceptions, an interested stockholder of a Delaware corporation is not permitted to engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that stockholder became an interested stockholder, unless one of the following conditions is met:

•	prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder,

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares, or

•	on or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Except as otherwise set forth in Section 203, “interested stockholder” means:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination, and

•	the affiliates and associates of any such person.

     If the Company ever becomes subject to Section 203, it may be more difficult for a person who is an interested stockholder to effect various business combinations with the Company for the applicable three-year period. Section 203, if it becomes applicable, also may have the effect of preventing changes in the Company’s management. It is possible that Section 203, if it becomes applicable, could make it more difficult to accomplish transactions which the Company’s stockholders may otherwise deem to be in their best interests. The provisions of

Section 203, if it becomes applicable, may cause persons interested in acquiring the Company to negotiate in advance with its board of directors. The restrictions on business combinations set forth in Section 203 are not applicable to TTWF LP so long as it holds 15% or more of the outstanding shares of Common Stock. Because the Company is not currently subject to Section 203, TTWF LP, as a controlling stockholder, may find it easier to sell its controlling interest to a third party because Section 203 would not apply to the third party.

Listing of Common Stock

     The Common Stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “WLK.”

Transfer Agent and Registrar

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

Item 2. Exhibits.

Not applicable.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

WESTLAKE CHEMICAL CORPORATION

Date: July 30, 2004	By:	-s- STEPHEN WALLACE Stephen Wallace
Vice President, General Counsel and Secretary